May 21, 2014

Via EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, D.C. 20549

Attention: Mr. Larry M. Spirgel

Re:	ADTRAN, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2013
Filed February 27, 2014
SEC Comment Letter Dated April 24, 2014
File No. 000-24612

Ladies and Gentlemen:

This correspondence is in response to the letter to ADTRAN, Inc. (the “Company”), dated April 24, 2014 (the “Comment Letter”) from Larry M. Spirgel, Assistant Director, Division of Corporation Finance of the Securities and Exchange Commission.

In connection with the letter from McKenna, Long & Aldridge LLP, as counsel to the Company, filed on the date hereof in response to the Comment Letter, and as required by the Comment Letter, the Company hereby acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filings reviewed by the Staff;

•	Staff comments or changes to disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

/s/ James E. Matthews
James E. Matthews, Chief Financial Officer

cc: Thomas R. Stanton

     Thomas Wardell